Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2011	2010	2009	2008	2007
Fixed charges
Interest expense	$63.1	$101.8	$95.2	$85.1	$76.3
Interest capitalized during the period	4.9	9.1	7.5	9.0	9.1
Amortization of debt issuance expenses	1.9	2.6	3.3	4.1	3.8
Portion of rental expense representative of interest	32.6	33.5	34.9	46.9	52.4

Total Fixed Charges	102.5	147.0	140.9	145.1	141.6

Preferred Stock dividend requirements (a)	13.5	—	—	—	—

Total Fixed Charges and Preferred stock dividends	116.0	147.0	140.9	145.1	141.6

Earnings
Income (loss) from continuing operations before income taxes	206.0	222.9	218.2	(97.6)	14.8
Add amortization of capitalized interest	7.4	9.1	11.6	16.1	14.5

Subtotal	213.4	232.0	229.8	(81.5)	29.3

Fixed charges per above	102.5	147.0	140.9	145.1	141.6
Less interest capitalized during the period	(4.9)	(9.1)	(7.5)	(9.0)	(9.1)

Total earnings	$311.0	$369.9	$363.2	$54.6	$161.8

Ratio of earnings to fixed charges	3.03	2.52	2.58	*	1.14

Ratio of earnings to fixed charges and preferred stock dividends	2.80	2.52	2.58	**	1.14

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $90.5 million.
**	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges and preferred stock dividends by $90.5 million.